15027269

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~42121~~ 36372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cullen Investment Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1404 South College Road
(No. and Street)

Lafayette (City) Louisiana (State) 70503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C. Bordes 337-237-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300 (Address) Covington (City) La (State) 70433 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 29 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 7/3/15

OATH OR AFFIRMATION

I, David C. Bordes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cullen Investment Group, Ltd., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David C. Bordes
Signature

President
Title

Erin Fontenot
Notary Public ID 67380

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
Town Hall West
10000 Perkins Rowe | Suite 200
Baton Rouge, LA 70810
225.296.5150 | Fax 225.296.5151
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Stockholder
Cullen Investment Group, Ltd.

We have audited the accompanying statement of financial condition of Cullen Investment Group, Ltd. (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cullen Investment Group, Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Cullen Investment Group Ltd.'s financial statements. The Supplemental Information is the responsibility of Cullen Investment Group Ltd.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Baton Rouge, LA
February 15, 2015

CULLEN INVESTMENT GROUP, LTD.
Statement of Financial Condition
December 31, 2014

Assets		
Cash and Cash Equivalents	$	87,957
Cash Held by Clearing Broker, Restricted		2,831
Receivable from Clearing Broker		132,562
Investment Securities Owned, Held at Clearing Broker		
Marketable - Restricted, at Market Value		28,645
Marketable - Unrestricted, at Market Value		161,445
Property and Equipment, Net of Accumulated Depreciation of $186,770		21,362
Other Assets		10,962
Total Assets	$	445,764
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	144,652
Total Liabilities		144,652
Stockholder's Equity		
Common Stock, 1,000 Shares Issued and Outstanding, No Par Value		10,000
Paid-In Capital		19,774
Retained Earnings		271,338
Total Stockholder's Equity		301,112
Total Liabilities and Stockholder's Equity	$	445,764

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Operations
For the Year Ended December 31, 2014

Revenues	
Commissions	$ 259,957
Investment Advisory Fees	1,580,061
Unrealized Loss on Investment Securities	(169)
Dividend Income	5,366
Interest Income	14
Total Revenues	1,845,229
Expenses	
Employee Compensation and Benefits	630,584
General and Administrative Expenses	209,992
Clearing Cost	95,174
Commissions	156,927
Occupancy	66,025
Total Expenses	1,158,702
Net Income	$ 686,527

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock				
	Shares Outstanding	Amount	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2013	1,000	$ 10,000	$ 19,774	$ 214,811	$ 244,585
Net Income	-	-	-	686,527	686,527
Distributions	-	-	-	(630,000)	(630,000)
Balance, December 31, 2014	1,000	$ 10,000	$ 19,774	$ 271,338	$ 301,112

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2014

Subordinated Borrowings at December 31, 2013	$	-
Increases		-
Decreases		-
Subordinated Borrowings at December 31, 2014	$	-

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows From Operating Activities	
Net Income	$ 686,527
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation and Amortization	5,941
Unrealized Loss on Investment Securities Owned, Held at Clearing Broker	169
Increase in Receivable from Clearing Broker and Other	(35,920)
Increase in Other Assets	(3,118)
Increase in Accounts Payable and Accrued Expenses	39,294
Net Cash Provided by Operating Activities	692,893
Cash Flows from Investing Activities	
Proceeds from Sales of Investment Securities	2,094
Net Cash Provided by Investing Activities	2,094
Cash Flows from Financing Activities	
Distributions to Stockholder	(630,000)
Net Cash Used in Financing Activities	(630,000)
Net Increase in Cash and Cash Equivalents	64,987
Cash and Cash Equivalents - Beginning of Year	25,801
Cash and Cash Equivalents - End of Year	$ 90,788

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company
Cullen Investment Group, Ltd. (the Company) was incorporated under the provisions of the laws of the State of Louisiana on October 7, 1986. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of paragraph k(2)(ii) of the Securities and Exchange Commissions Rule 15(c)3-3 and does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority and is registered as a securities dealer with the State of Louisiana. The Company's customers are principally located in Lafayette, Louisiana and the surrounding area.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Investment Securities
Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Revenue Recognition
Securities transactions and related commission revenues and expenses in regular-way trades are recorded on the trade date, as if they had settled. Securities owned, held at clearing broker, and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Underwriting fees are recorded at the time the underwriting is complete and the income is readily determinable. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Receivable from Clearing Broker
Accounts receivable from clearing brokers represents uncollected commissions and fees due from clearing and other brokers.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Depreciation charged to operations amounted to $5,941 for the year ended December 31, 2014.

Note 1. Summary of Significant Accounting Policies (Continued)

Property and Equipment (continued)
Major categories of property and equipment at December 31, 2014 are as follows:

Furniture & Fixtures	$	125,819
Equipment		81,313
Leasehold Improvements		1,000
		208,132
Less: Accumulated Depreciation		(186,770)
	$	21,362

Income Taxes
The Company has elected S corporation status effective October 1, 2004. Earnings and losses after that date are included in the personal income tax returns of the stockholder. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In June 2014, the FASB issued ASU 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The amendments of ASU 2014-11 require two accounting changes. First, the amendments in this ASU change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. In addition, the amendments in ASU 2014-11 require disclosures for certain transactions comprising (i) a transfer of a financial asset accounted for as a sale and (ii) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred asset throughout the term of the transaction. ASU 2014-11 also requires disclosures for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. ASU 2014-11 is effective for public companies for the first interim or annual period beginning after December 15, 2014. In addition, for public companies, the disclosure for certain transactions accounted for as a sale is effective for the first interim or annual period beginning on or after December 15, 2014, and the disclosure for transactions accounted for as secured borrowings is required for annual periods beginning after December 15, 2014, and interim periods beginning after March 15, 2015.

Note 1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)
For all other entities, all changes are effective for annual periods beginning after December 15, 2014 and interim periods beginning after December 15, 2015. Early adoption is prohibited for a public company. All other entities may elect to apply the requirements for interim periods beginning after December 15, 2014. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. This guidance requires an entity to recognize revenue in an amount that reflects the consideration to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for public entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition period. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

Note 2. Agreement with Clearing Organization

The Company utilizes Raymond James & Associates, Inc. as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $25,000. At December 31, 2014, $31,476 of cash and marketable securities is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2014, the Company had net capital of $237,780, which was $137,780 in excess of its required net capital of $100,000.

Note 3. Investment Securities

Investment securities owned, held at clearing broker, consist of the Company's trading and investment accounts at market value.

These investments as of December 31, 2014, are summarized as follows:

Securities Owned, Held at Clearing Broker:	
Corporate Stocks	$ 148,180
REITs/Tangibles	41,910
Total	$ 190,090

Note 3. Investment Securities (Continued)

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement,* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the year ended December 31, 2014.

Note 3. Investment Securities (Continued)

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2014, is as follows:

	Level 1	Level 2	Level 3
Assets			
Securities Owned, Held at Clearing Broker			
Corporate Stocks			
Financial Industry	$ 105,250	$ -	$ -
Energy Industry	42,930	-	-
	148,180	-	-
REIT's/Tangibles			
Real Estate Industry	41,910	-	-
	$ 190,090	$ -	$ -

Note 4. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices.

The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should its clearing broker, who clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of its clearing broker and all counterparties with which it conducts business.

Note 5. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2014, were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

Note 6. Related Party Transactions

The Company leases office space from an entity owned by the Company's stockholder. The lease expired December 31, 2014. It was renewed for the period January 2015 to December 2015. Net rent expense paid to this entity totaled approximately $46,200 for the year ended December 31, 2014. Future minimum rental payments due under this arrangement total $46,200 for the year ending December 31, 2015.

Note 7. Retirement Plans

The Company maintains a defined contribution money purchase profit sharing plan, which covers all employees meeting certain age and length of service requirements. Contributions are determined annually by the Company. The Company may contribute up to 25% of eligible compensation, subject to statutory limitations. Employer contributions to the plan totaled $88,673 for the year ended December 31, 2014. The Company contributed at an average rate of 16% of total compensation for the year ended December 31, 2014.

Note 8. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the FASB ASC 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal income tax return and Louisiana state income tax returns. Returns filed in these jurisdictions for tax years ended on or after December 31, 2011 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

At December 31, 2014, the Company had no uncertain tax positions.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $237,780, which was $137,780 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .61 to 1 at December 31, 2014.

Note 10. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events*, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 15, 2015, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2014

Net Capital	
Total Stockholder's Equity	$ 301,112
Deductions and/or Charges	
Property and Equipment, Net	(21,362)
Other Assets	(10,962)
Net Capital Before Haircuts on Securities Positions	268,788
Haircuts on Securities	(31,008)
Net Capital	$ 237,780
Aggregate Indebtedness	$ 144,651
Computation of Basic Net Capital Requirement	
Net Capital Required	$ 100,000
Excess of Net Capital	$ 137,780
Excess Net Capital at 1,000%	$ 223,315
Ratio: Aggregate Indebtedness to Net Capital	.61 to 1
Reconciliation with Company's Computation	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 237,780
Net Capital Per Above	$ 237,780

CULLEN INVESTMENT GROUP, LTD.
Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Cullen Investment Group, Ltd. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Cullen Investment Group, Ltd. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2014, Cullen Investment Group, Ltd. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating To Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Cullen Investment Group, Ltd. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Cullen Investment Group, Ltd. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2014, Cullen Investment Group, Ltd. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Cullen Investment Group, Ltd. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Cullen Investment Group, Ltd. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2014, Cullen Investment Group, Ltd. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

CULLEN INVESTMENT GROUP LTD.

1404 SOUTH COLLEGE ROAD
POST OFFICE BOX 53669
LAFAYETTE, LA 70505-3669
(337) 237-8000
(800) 533-8319
FAX: (337) 237-8057
www.cullenonline.com

CULLEN INVESTMENT GROUP, LTD.
Exemption Certification
For the Year Ended December 31, 2014

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, David Bordes, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Cullen Investment Group, Ltd.

1. Cullen Investment Group, Ltd. claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and;

2. Cullen Investment Group, Ltd. met the above exemptive provisions throughout the most recent fiscal year without exception.

David C. Bordes
Signature

President
Title

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
Town Hall West
10000 Perkins Rowe | Suite 200
Baton Rouge, LA 70810
225.296.5150 | Fax 225.296.5151
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Stockholder
Cullen Investment Group, Ltd.

We have reviewed management's statements, included in the accompanying Cullen Investment Group, Ltd.'s Exemption Certification in which (1) Cullen Investment Group, Ltd. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cullen Investment Group, Ltd. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Cullen Investment Group, Ltd. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Cullen Investment Group, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cullen Investment Group, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LaPorte

A Professional Accounting Corporation

Baton Rouge, LA
February 15, 2015

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
Town Hall West
10000 Perkins Rowe | Suite 200
Baton Rouge, LA 70810
225.296.5150 | Fax 225.296.5151
LaPorte.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Stockholder
Cullen Investment Group, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by Cullen Investment Group, Ltd. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

Baton Rouge, LA
February 15, 2015